                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 7)*

                              DUCOMMUN INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  264147 10 9
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                            Tel. No.: (212) 977-6900

                                 With a copy to:
                              Robin L. Spear, Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                            Tel. No.: (212) 858-1000
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box:[]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               AMENDMENT NO. 7 TO
                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO. 264147 10 9

-------------------------------------------------------------------------------
           1  NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   THE CLARK ESTATES, INC.
                     13-5524538

-------------------------------------------------------------------------------
           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
           3  SEC USE ONLY
-------------------------------------------------------------------------------
           4  SOURCE OF FUNDS

                   OO
-------------------------------------------------------------------------------
           5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) OR 2(e)                                |_|
-------------------------------------------------------------------------------
           6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW YORK
-------------------------------------------------------------------------------
                                     7  SOLE VOTING POWER

      NUMBER OF SHARES                        0
        BENEFICIALLY
                              -------------------------------------------------
  OWNED BY EACH REPORTING            8  SHARED VOTING POWER
        PERSON WITH
                                              1,578,428  (SEE ITEM 5)
                              -------------------------------------------------
                                     9  SOLE DISPOSITIVE POWER

                                              0
                              -------------------------------------------------
                                    10  SHARED DISPOSITIVE POWER

                                              1,578,428  (SEE ITEM 5)
-------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,578,428  (SEE ITEM 5)
-------------------------------------------------------------------------------
          12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           |_|
-------------------------------------------------------------------------------
          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.3%  (SEE ITEM 5)
-------------------------------------------------------------------------------
          14  TYPE OF REPORTING PERSON

                   CO
-------------------------------------------------------------------------------

                                AMENDMENT NO. 7
                                      TO
                                 SCHEDULE 13D


         This Amendment No. 7 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 6 to the Schedule 13D by the Reporting Person on April 5, 2000 ("Amendment No. 6"). The items identified below, or the particular paragraph of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Amendment No. 6.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------


         (a) The 1,578,428 shares of the Common Stock of the Issuer held by the accounts referred to in Item 3 of Amendment No. 6 constitute approximately 16.3% of the outstanding shares of the Common Stock of the Issuer (based upon an aggregate of 9,696,900 outstanding shares of the Common Stock as of January 31, 2002, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and filed on February 21, 2002).
         (c) Between February 25, 2002 and February 27, 2002, one of the accounts for which the Reporting Person provides management and administrative services, the Mary Imogene Bassett Hospital - Building Fund, effected the following sales of shares of the Common Stock of the Issuer in open market transactions on the dates and at the prices per share indicated:

         DATE                   NUMBER OF SHARES              PRICE PER SHARE
         ----                   ----------------              ---------------
 February 25, 2002                  4,900                       $13.229
 February 26, 2002                  2,500                       $13.050
 February 27, 2002                 23,186                       $13.022

         Neither the Reporting Person, nor any of the other accounts referred to in Item 3 of Amendment No. 6, nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.
         (d) Each of the accounts referred to in Item 3 of Amendment No. 6 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares of the Common Stock. One such account, The Clark Foundation, has an interest exceeding five percent.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 14, 2002


                                              THE CLARK ESTATES, INC.


                                              By:  /S/ KEVIN S. MOORE
                                                  -----------------------------
                                                   Name:   Kevin S. Moore
                                                   Title: President

                                       4